SHEARMAN & STERLING LLP
Avocats au Barreau de Paris

114, AVENUE DES CHAMPS-ELYSÉES | 75008 PARIS

WWW.SHEARMAN.COM | T +33 1.53.89.70.00 | F +33.1.53.89.70.70 | TOQUE J006

RECEIVED
2005 NOV 29 P 12:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

05012916

November 23, 2005

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated November 23, 2005 announcing that Arcelor will be making an all cash take-over bid for all of the outstanding common shares of Dofasco Inc.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Manuel A. Orillac

Enclosure
cc: Regis Ramseyer
Arcelor SA

PROCESSED
NOV 30 2005
THOMSON FINANCIAL

dlw 11/30

arcelor

PRESS RELEASE

ARCELOR ANNOUNCES OFFER TO ACQUIRE DOFASCO INC.

Luxembourg/Toronto – November 23, 2005 – Arcelor S.A. announced today that it will be making an all cash take-over bid (the "offer") for all of the outstanding common shares of Canadian steelmaker Dofasco Inc. (TSX: DFS) for C$56.00 per share.

The offer will represent a premium of approximately 27.3% over the closing price of Dofasco's common shares on November 22, 2005, of C$44.00, and a premium of approximately 46.4% over the closing price of Dofasco's common shares on November 10, 2005 of C$38.25, the last trading day prior to speculation as reported in the press about a possible acquisition of Dofasco. The offer will also represent a premium of approximately 36.2% over the volume weighted-average trading price of Dofasco's common shares on the Toronto Stock Exchange (TSX) for the 20 trading days immediately preceding the date of this announcement of C$41.12 and a premium of approximately 42.3% over the volume weighted-average trading price of Dofasco's common shares on the Toronto Stock Exchange (TSX) for the 20 trading days up to and including November 10, 2005, of C$39.35.

Guy Dollé, Chief Executive Officer of Arcelor, said the proposed transaction would be Arcelor's largest investment in North America to date, reflecting Arcelor's strong confidence in Canada and in Dofasco, its management team and its world-class employees.

"Dofasco's leadership in the North American automotive market is highly complementary with Arcelor's strategy to expand its foothold in this significant market. The combination of Arcelor's global leadership in automotive steel and Dofasco's strong position in this highly competitive market creates even better conditions for both companies, built on the unique strengths each brings to this relationship. Dofasco would become Arcelor's platform in North America", said Guy Dollé.

Mr. Dollé added "This transaction represents a logical expansion for Arcelor into North America. As such, Arcelor intends to maintain and strengthen Dofasco's present scope of activities by providing it with access to Arcelor's best in class technology and know-how (particularly for the automotive market) and Arcelor's global reach and network. As part of the Arcelor group, Dofasco will become a stronger, more competitive steel producer in an increasingly competitive North American steel market."

Mr. Dollé recognized Arcelor's long-standing relationship with Dofasco, particularly through their joint venture, DoSol Galva Limited Partnership, based in Hamilton, Ontario. "We have been very pleased with our investment in Hamilton to date. Dofasco's highly regarded corporate values with respect to its relations with employees,

and its legacy of active community engagement, are principles that Arcelor shares and will continue to support."

Mr. Dollé noted that intense international consolidation in the global steel industry makes the combination of Dofasco with another player inevitable: "Canadian steel producers, regardless of their current competitiveness, are not immune to the forces driving consolidation around the globe. For Dofasco, the question is not if it should join forces with another industry player, but when, and with whom. We strongly believe that Arcelor is the best partner for Dofasco and that this is the right time".

Arcelor has approached Dofasco on several occasions, starting in the first half of 2005 with a view to exploring the possibility of an acquisition. While Dofasco's management and Board of Directors engaged in some dialogue in connection with the most recent proposal, the parties were unable to reach terms that were acceptable. Accordingly, Arcelor has decided to make this very compelling offer directly to Dofasco's shareholders.

Arcelor is committed to working closely with the appropriate government authorities to ensure compliance with all regulatory requirements.

Full details of the offer will be included in the formal take-over bid and circular documents to be mailed to Dofasco shareholders. Arcelor will formally request a list of Dofasco's shareholders and expects to mail the take-over bid and circular documents to Dofasco shareholders as soon as possible following the receipt of the shareholder list.

The offer will contain certain conditions that are customary to transactions of this nature, including the valid tender, and non-withdrawal, of at least 66-2/3% of Dofasco's common shares, receipt of required regulatory consents and approvals, the absence of litigation, no material adverse change at Dofasco and certain other conditions.

Under the terms of the offer, Arcelor intends to make its offer a "permitted bid" under Dofasco's shareholder rights plan. Accordingly, the offer will be open for acceptance for at least 60 days following the commencement of the bid and no Dofasco common shares will be taken up and paid for pursuant to the offer unless, at such date, more than 50 per cent of the then outstanding Dofasco common shares have been deposited pursuant to the bid and not withdrawn. Should this condition be met, Arcelor will make a public announcement of that fact on the date the offer would otherwise expire and the offer will be extended for a period of not less than 10 business days.

About Dofasco

Dofasco is a leading North American steel solutions provider. Its product lines include hot rolled, cold rolled, galvanized, and tinplate flat rolled steels, as well as tubular products, laser-welded blanks and laminate. Dofasco's wide range of steel products is sold to customers in the automotive, construction, energy, manufacturing, pipe and tube, appliance, packaging and steel distribution industries.

About Arcelor

Arcelor is a leading player of the global steel industry. With a turnover of 30 billion euros in 2004, the company holds leading positions in its main markets: automotive, construction, household appliances and packaging as well as general industry. The company - number one steel producer in Europe and Latin America - aspires to further expand internationally in order to capture the growth potential of developing economies and offer technologically advanced steel solutions to its global customers. Arcelor employs 94,000 associates in over 60 countries. The company places its commitment to sustainable development at the heart of its strategy and aspires to be a benchmark for economic performance, labour relations and corporate social responsibility.

An analysts and investors conference call to discuss this offer has been scheduled for November 23, 2005, at 8:00 a.m. Toronto time (2:00 p.m. Paris time). The conference call can be accessed by dialling 1-866-432-7186 (Canada and U.S. dial-in) or +33 1 70 99 35 06 (France dial-in) or +44 20 79 47 5050 (international dial-in) beginning 10 minutes prior to the start of the call. The conference call can also be accessed through Arcelor's website at www.arcelor.com.

Forward Looking Statements

This press release contains "forward-looking statements" that are subject to a number of risks and uncertainties, many of which are beyond Arcelor's control, that could cause actual results to differ materially from those set forth in, or implied by, such forward-looking statements. All statements other than statements of historical facts included in this press release are forward-looking statements. All forward-looking statements speak only as of the date of this press release. Arcelor undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. There can be no assurance that any transaction between Arcelor and Dofasco will occur, or will occur on the timetable contemplated hereby.

For a discussion of risks and uncertainties regarding Arcelor's business, which could cause actual results to differ from those contained in the forward-looking statements please refer to the "Report on Risk Management" contained in Arcelor's Annual Report for the fiscal year ended December 31, 2004.

Corporate Communications
Tel.: +352 4792 5000
E-mail: press@arcelor.com

Patrick Seyler: +352 4792 2360
Luc Scheer: +352 4792 4455
Jean Lasar: +352 4792 2359

(USA and Canada)
Jackie King (Hill & Knowlton Canada)
+1 613 298 8014
jackie.king@hillandknowlton.ca

(Spain)
Ignacio Agreda: +34 94 489 4162
Oscar Fleites: +34 98 512 60 29

(France)
Sandra Luneau +33 1 41 25 65 04

Investor relations
E-mail: investor relations@arcelor.com
Martine Hue: +352 4792 2151
00 800 4792 4792 (toll-free, from the EU and Switzerland)
+33 1 41 25 9898

SHEARMAN & STERLING LLP
Avocats au Barreau de Paris

114, AVENUE DES CHAMPS-ELYSÉES | 75008 PARIS

WWW.SHEARMAN.COM | T +33 1.53.89.70.00 | F +33.1.53.89.70.70 | TOQUE J006

RECEIVED
2005 NOV 29 P 12: 52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 22, 2005

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated October 4, 2005 concerning Arcelor's participation in the auction for the sale of the 46.12% stake held by the Turkish Privatisation Administration in Erdemir.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Manuel A. Orillac

Enclosure
cc: Regis Ramseyer
Arcelor SA

File No. 82-34727

arcelor

PRESS RELEASE

Arcelor maintains focus on profitable global growth

Luxembourg, October 4, 2005 – Arcelor participated in the auction for the sale of the 46.12% stake held by the Turkish Privatisation Administration in Turkish steelmaker Eregli Demir ve Çelik Fabrikalari T.A.Ş. ("Erdemir") (<EREGL.IS>), the holding company of the Erdemir Group. Arcelor was attracted by the quality of the Erdemir Group assets and the prospects of the Turkish market.

Arcelor has undertaken a detailed analysis of the business plan and potential synergies. The final auction value exceeded the price at which Arcelor believes that the transaction would have created an appropriate level of value for shareholders.

Arcelor CEO Guy Dollé said: "We want to develop our business in Turkey and we have made an offer that would have created the right level of value for our investors and provided a sustainable future for Erdemir Group. This outcome does not change our commitment to the Turkish market where we have been active for more than 15 years. Together with our local partners , we will boost the growth of our Turkish operations."

On Arcelor's growth strategy, he added: "We will continue to actively evaluate competitive growth opportunities around the globe, including Turkey."

Arcelor is a leading player of the global steel industry. With a turnover of 30 billion euros in 2004, the company holds leading positions in its main markets: automotive, construction, household appliances and packaging as well as general industry. The company - number one steel producer in Europe and Latin America - ambitions to further expand internationally in order to capture the growth potential of developing economies and offer technologically advanced steel solutions to its global customers. Arcelor employs 95,000 associates in over 60 countries. The company places its commitment to sustainable development at the heart of its strategy and ambitions to be a benchmark for economic performance, labour relations and social responsibility.

Corporate Communications
Tel.: 352 4792 5000
E-mail: press@arcelor.com

Patrick Seyler: 352 4792 2360
Luc Scheer: 352 4792 4455
Jean Lasar: 352 4792 2359

(Spain)
Ignacio Agreda: 34 94 489 4162
Oscar Fleites: 34 98 512 60 29

(France)
Sandra Luneau 33 1 41 25 65 04

Investor relations
E-mail:
investor.relations@arcelor.com
Martine Hue: 352 4792 2151
00 800 4792 4792 (toll-free, from the EU and Switzerland)
33 1 41 25 9898